UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Local Bounti Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

53960E 106

(CUSIP Number)

Wheat Wind Farms, LLC

c/o Local Bounti Corporation

400 W. Main St.

Hamilton, MT 59840

713-305-3778

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53960E 106	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Wheat Wind Farms, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 17,932,344
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,932,344
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,932,344
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Based on 94,060,074 shares of Common Stock of Local Bounti Corporation (the “Company”) outstanding as of June 21, 2022, as reported in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on June 23, 2022 (the “Form 8-K”).

CUSIP No. 53960E 106	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Craig M. Hurlbert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,044,451 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,044,451 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,044,451 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Includes (i) 17,932,344 shares of Common Stock held by Wheat Wind Farms, LLC. Mr. Hurlbert serves as the president and as such, has sole voting and dispositive power with respect to the shares held by Wheat Wind Farms, LLC and may be deemed to beneficially own the shares of Common Stock held by Wheat Wind Farms, LLC and (ii) 2,000,000 shares of Restricted stock units (“RSUs”) were granted under the Issuer’s 2021 Equity Incentive Plan, of which, subject to Mr. Hurlbert’s continued service with the Issuer on the applicable vesting date, 10% which vested on July 1, 2022, and the remaining RSUs will vest in three equal installments (of 30% each) on January 1, 2023, 2024 and 2025.

(2)

Based on 94,060,074 shares of common stock of Local Bounti Corporation (the “Issuer”) outstanding as of June 21, 2022, as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 23, 2022.

SCHEDULE 13D/A

Preliminary Note

This Amendment No. 2, dated July 27, 2022 (this “Amendment No. 2”), supplements and amends the Schedule 13D filed on December 3, 2021 (as amended by the Amendment No.1 to Schedule 13D, dated January 26, 2022 and as further amended and supplemented to date, the “Schedule 13D”) relating to shares of Common Stock, $0.0001 par value per share (the “Common Stock”), of Local Bounti Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used in this Amendment No. 2 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following text at the end thereof:

Pursuant to the previously adopted sales plan pursuant to Rule 10b5-1(c)(1) of the Securities Exchange Act of 1934, as amended, Wheat Wind Farms, LLC sold in open market transactions on the New York Stock Exchange, through its broker, an aggregate of 5,886 shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated by inserting the following,

(a) — (b) The following information with respect to the beneficial ownership of the Common Stock of the Company by the Reporting Persons is provided as of July 27, 2022. The percentage of the Common Stock is based on 94,060,074 shares of Common Stock outstanding as of June 21, 2022, as reported in the Form 8-K filed by the Company with the Securities and Exchange Commission on June 23, 2022. Craig M. Hurlbert beneficially owns an aggregate of 20,044,451 shares of Common Stock, representing approximately 21.3% of the outstanding Common Stock, through being the president and sole owner of Wheat Wind Farms, LLC.

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages for each Reporting Person is incorporated herein by reference.

(c) Except as described in Item 3, the Reporting Persons have not effected any transactions in the Common Stock in the past 60 days.

(d) — (e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: July 27, 2022

WHEAT WIND FARMS, LLC

By:	/s/ Craig M. Hurlbert
Craig M. Hurlbert
President

/s/ Craig M. Hurlbert
Craig M. Hurlbert